UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 33266 / October 10, 2018

_____

In the Matter of   :
                                                            :
WEALTHN LLC   :
TIGERSHARES TRUST   :
3532 Muirwood Drive   :
Newtown Square, PA 19073   :
                                                            :
(812-14919)   :
_____   :

ORDER UNDER SECTIONS 6(c), 12(d)(1)(J), AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940

Wealthn LLC and TigerShares Trust filed an application on June 11, 2018, and an amendment to
the application on August 15, 2018, requesting an order under section 6(c) of the Investment
Company Act of 1940 (the "Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and
22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an
exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) for an
exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

The order permits: (a) index-based series of certain open-end management investment
companies ("Funds") to issue shares redeemable in large aggregations ("Creation Units"); (b)
secondary market transactions in Fund shares to occur at negotiated market prices rather than at
net asset value; (c) certain Funds to pay redemption proceeds, under certain circumstances, more
than seven days after the tender of shares for redemption; (d) certain affiliated persons of a Fund
to deposit securities into, and receive securities from, the Fund in connection with the purchase
and redemption of Creation Units; (e) certain registered management investment companies and
unit investment trusts outside of the same group of investment companies as the Funds to acquire
shares of the Funds; and (f) certain Funds to create and redeem Creation Units in-kind in a
master-feeder structure.

On September 11, 2018, a notice of the filing of the application was issued (Investment
Company Act Release No. 33223). The notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a hearing
was ordered. No request for a hearing has been filed, and the Commission has not ordered a
hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Wealthn LLC and TigerShares Trust (File No. 812-14919),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary